                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                SAFESCIENCE, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)

                                  786 452 10 2
             -------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 29, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


             -------------------------------------------------------
                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                               [XX] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)
             -------------------------------------------------------


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 786452102                         Schedule 13G                          Page 2 of 4 Pages

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    1) NAMES OF REPORTING PERSONS..................................BRITANNIA HOLDINGS LIMITED
       S.S. OR IRS I.D. NOS. OF REPORTING PERSONS (Voluntary)......(NOT APPLICABLE)
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   #2) CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                               (a) [ ]
                                                                               (b) [ ]
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    3) SEC USE ONLY
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    4) CITIZENSHIP OR PLACE OF ORGANIZATION........................COMPANY ORGANIZED UNDER LAWS
                                                                   OF NEVIS
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       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
       5)   SOLE VOTING POWER......................................4,252,427 SHARES
       -------------------------------------------------------------------------------------------
       6)   SHARED VOTING POWER....................................-0-
       -------------------------------------------------------------------------------------------
       7)   SOLE DISPOSITIVE POWER.................................4,252,427 SHARES
       -------------------------------------------------------------------------------------------
       8)   SHARED DISPOSITIVE POWER...............................-0-
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    9) AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON....................................4,252,427 SHARES
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   10) [ ] CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES.
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   11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.............18.7%
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  #12) TYPE OF REPORTING PERSON....................................CO
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#See Instructions.

CUSIP NO. 786452102                         Schedule 13G                          Page 3 of 4 Pages

    ITEM 1.  (a)  Issuer.....................................SAFESCIENCE, INC. ("ISSUER")
             (b)  Principal Executive Offices................ONE KENDALL SQUARE, BLDG. 300
                                                             CAMBRIDGE, MA 02139

    ITEM 2.  (a)  Person Filing..............................BRITANNIA HOLDINGS LIMITED
                                                             ("BRITANNIA")
             (b)  Principal Business Office/Residence........UNIT 15, TEMPLE BUILDING
                                                             CHARLESTOWN, NEVIS, WEST INDIES
             (c)  Citizenship................................COMPANY ORGANIZED UNDER LAWS OF NEVIS
             (d)  Title of Class of Securities...............COMMON STOCK
             (e)  CUSIP Number...............................786 452 10 2

    ITEM 3. Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c) by:

             (a)  [ ] Broker or Dealer registered under Section 15 of the Act
             (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
             (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act
             (d)  [ ] Investment Company registered under Section 8 of the Investment Company Act
             (e)  [ ] Investment Adviser registered under Section  203, Investment Advisers Act
             (f)  [ ] Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
             (g)  [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
             (h)  [ ] Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
             (i)  [ ] Church plan that is excluded from the definition of an investment company under
                      Section 3(c)(14) of the Investment Company Act of 1940
             (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

             If this statement is filed pursuant to Rule 13d-1(c), check this box:........[XX]

    ITEM 4.  Ownership of More than Five Percent of Class:
             (a)  Amount beneficially owned....................................4,252,427 SHARES
             (b)  Percentage of class..........................................18.7%(1)
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or direct the vote..................4,252,427 SHARES
                  (ii)  shared power to vote or to direct the vote.............-0-
                  (iii) sole power to dispose or to direct disposition of......4,252,427 SHARES
                  (iv)  shared power to dispose or to direct disposition of....-0-
             (1)  CALCULATED IN ACCORDANCE WITH EXCHANGE ACT RULE 13D-3 BASED ON 22,697,637 SHARES OF
                  COMMON STOCK DEEMED OUTSTANDING (CONSISTING OF (i) 20,038.075 SHARES OUTSTANDING AS
                  OF THE CLOSE OF BUSINESS ON DECEMBER 6, 2000 (AS REFLECTED IN ISSUER'S REGISTRATION
                  STATEMENT ON FORM S-3), (ii) 1,684,211 SHARES ISSUED TO BRITANNIA ON DECEMBER 29,
                  2000 PURSUANT TO THE TERMS OF A STOCK PURCHASE AGREEMENT, AND (iii) AN AGGREGATE
                  OF 975,351 SHARES ISSUABLE UNDER CURRENTLY EXERCISABLE STOCK PURCHASE WARRANTS
                  HELD BY BRITANNIA).

    ITEM 5.  Ownership of Five Percent or Less of Class..............................      [NOT APPLICABLE]

    ITEM 6.  Ownership of More than Five Percent on Behalf of Another................      [NOT APPLICABLE]

    ITEM 7.  Identification and Classification of Subsidiary Which Acquired Security
             Being Reported on By Parent Holding Company.............................      [NOT APPLICABLE]

    ITEM 8.  Identification and Classification of Members of Group...................      [NOT APPLICABLE]

    ITEM 9.  Notice of Dissolution of Group. ........................................      [NOT APPLICABLE]

   ITEM 10.  Certification:

             By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction not having that purpose or effect.

CUSIP NO. 786452102               Schedule 13G                 Page 4 of 4 Pages
                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: January 31, 2001

                                            BRITANNIA HOLDINGS LIMITED

                                            By: /s/ Leslie John James
                                                ---------------------------
                                                LESLIE JOHN JAMES, DIRECTOR